UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2014

Commission File Number: 001-35990

Prosensa Holding N.V.

J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Extraordinary General Meeting Results

Prosensa Holding N.V. (NASDAQ: RNA), announced that it held its Extraordinary General Meeting of Shareholders on August 20, 2014, where Dr. Annalisa Jenkins was elected to its Supervisory Board, effective immediately.

Dr. Jenkins will be entitled to remuneration pursuant to the remuneration policy for supervisory directors adopted at the annual general meeting of shareholders held on June 17, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer
Date: August 21, 2014

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer